PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 34TH CONSECUTIVE PROFITABLE QUARTER

MONTREAL, June 27, 2006 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the second quarter ended May 27, 2006. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	May 27, 2006	May 28, 2005	Change

Net sales	$229,184	$217,962	$11,222
Gross margin	21.4%	19.7%	1.7%
Net income	$12,008	$8,676	$3,332
Basic income per share	$1.15	$0.88	$0.27
Diluted income per share	$1.15	$0.84	$0.31

Tons sold	250,314	229,979	20,335
Tons processed	232,438	259,391	(26,953)
	482,752	489,370	(6,618)

	SIX MONTHS ENDED
	May 27, 2006	May 28, 2005	Change

Net sales	$424,886	$424,319	$567
Gross margin	21.5%	20.3%	1.2%
Net income	$20,849	$18,775	$2,074
Basic income per share	$2.02	$1.91	$0.11
Diluted income per share	$2.00	$1.82	$0.18

Tons sold	466,182	435,741	30,441
Tons processed	468,876	502,317	(33,441)
	935,058	938,058	(3,000)

SECOND QUARTER RESULTS

Sales for the second quarter increased by $11.2 million, or 5.2%, to $229.2 million from $218.0 million for the same period in 2005.

Sales for the six months ended May 27, 2006 increased by $0.6 million to $424.9 million from $424.3 million for the same period in 2005.

Tons sold and processed in the second quarter of 2006 decreased by 6,618 tons to 482,752 tons from 489,370 in the second quarter of 2005. While tons sold in the second quarter of 2006 increased by 20,335 tons or 8.8%, tons processed decreased by 26,953 tons or 10.4% compared with the second quarter of 2005.

Tons sold and processed for the six months ended May 27, 2006 decreased by 3,000 tons to 935,058 tons from 938,058 tons for the same period in 2005. While tons sold for the six months ended May 27, 2006 increased by 30,441 tons or 7.0%, tons processed decreased by 33,441 tons or 6.7% compared with the same period in 2005.

The gross margin for the second quarter 2006 increased to 21.4% from 19.7% in the second quarter of 2005.

The gross margin for the six months ended May 27, 2006 increased to 21.5% from 20.3% for the same period in 2005.

Net income for the second quarter increased by $3.3 million, or 38.4% to $12.0 million, or $1.15 per share ($1.15 after dilution), versus $8.7 million, or $0.88 per share ($0.84 after dilution), for the same period in 2005.

Net income for the six months ended May 27, 2006 increased by $2.1 million, or 11.1%, to $20.9 million, or $2.02 per share ($2.00 after dilution), versus $18.8 million, or $1.91 per share ($1.82 after dilution), for the first six months of 2005.

OPERATIONS

The Company reported strong demand and improving conditions throughout fiscal second quarter 2006. As expected, steel prices continued to rise during the quarter as availability remained a concern. The Company's inventory levels are well balanced with respect to current and forecasted demand.

OUTLOOK

Steel demand is forecasted to be strong through the third quarter with some seasonal slowdown expected in July. Steel consuming industries such as non-residential construction, energy, mining, heavy equipment, railcar manufacturing and infrastructure spending continue to report encouraging forecasts for the summer months.

Import offerings for third quarter delivery are now either slightly below or slightly above North American prices, suggesting the flow of imported steel will drop significantly in the second half of 2006. If demand remains healthy in the second half of 2006, then steel pricing will likely stabilize or perhaps even rise further as the year progresses. We believe that steel consumers and service centers will be vigilant in managing inventory which increases the likelihood of firm prices through to the end of the year.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call: Tuesday June 27, 2006 at 4:30 pm. Please call 514-368-6455 for details. Dial-In number: 1-800-525-6384 Conference ID: 2148973

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Six months ended
	May 27,	May 28,	May 27,	May 28,
	2006	2005	2006	2005
	$	$	$	$
Net sales	229,184	217,962	424,886	424,319
Cost of sales	180,162	175,013	333,510	338,124
Gross margin	49,022	42,949	91,376	86,195

Operating expenses
Plant	11,532	10,793	23,294	21,558
Delivery	7,104	6,398	13,439	11,127
Selling	3,587	3,304	7,067	6,891
Administrative and general	7,994	7,804	15,311	15,213
	30,217	28,299	59,111	54,789
Operating income	18,805	14,650	32,265	31,406

Interest expense	256	1,368	609	2,518
Share in income of a joint ventures	(259)	(143)	(448)	(260)
	(3)	1,225	161	2,258
Income before income taxes	18,808	13,425	32,104	29,148
Income taxes	6,800	4,749	11,255	10,373
Net income	12,008	8,676	20,849	18,775

Net income per share
Basic	1.15	0.88	2.02	1.91
Diluted	1.15	0.84	2.00	1.82

Weighted average number of shares outstanding	10,450,000	9,877,084	10,333,782	9,831,587

Comprehensive income
Net income	12,008	8,676	20,849	18,775
Change in cumulative translation adjustment	6,476	(1,978)	10,416	(6,388)
Change in fair value of interest rate swap, net of deferred income taxes	12	93	42	260
	18,496	6,791	31,307	12,647

Tons sold	250,314	229,979	466,182	435,741
Tons processed	232,438	259,391	468,876	502,317
	482,752	489,370	935,058	938,058

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)
				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959
Options exercised	293,774	4,113			4,113
Net income			20,849		20,849
Changes in cumulative translation adjustment				10,416	10,416
Change in fair value of interest rate swap, net of deferred income taxes	-	-	-	42	42
Balance at May 27, 2006	10,450,000	38,904	242,569	30,906	312,379

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)
	Three months ended		Six months ended
	May 27,	May 28,	May 27,	May 28,
	2006	2005	2006	2005
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	12,008	8,676	20,849	18,775
Adjustments to reconcile net income to net cash from
operating activities
Depreciation and amortization	2,634	2,508	5,163	4,843
Share in income of a joint ventures	(260)	(143)	(448)	(260)
Deferred income taxes	(164)	63	(680)	(178)
Loss on disposal of property, plant and equipment	3	104	3	104
Changes in working capital items
Accounts receivable	(15,521)	864	(5,399)	(1,874)
Income taxes receivable	(297)	(2,814)	2,064	(2,814)
Inventories	(11,968)	27,236	(27,279)	2,954
Prepaid expenses and other	(87)	(2,197)	(1,662)	(2,077)
Accounts payable and accrued liabilities	16,395	(13,548)	6,573	(21,097)
Income taxes payable	(6)	(5,655)	(1,010)	(19,402)
Net cash from (used for) operating activities	2,737	15,094	(1,826)	(21,026)
CASH FLOWS FROM INVESTING ACTIVITIES
Loan to a Canadian Corporation	142	-	17,447	-
Acquisition of minority interest	-	-	-	(204)
Investment in joint ventures	(0)	-	-	-
Distribution from joint ventures	(260)	-	-	-
Additions to property, plant and equipment	(1,172)	(1,012)	(6,053)	(2,645)
Proceeds from disposal of property, plant and equipment	5	114	5	119
Other assets	(5)	-	(41)	-
Net cash from (used for) investing activities	(1,290)	(898)	11,358	(2,730)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(1,608)	(4,868)	(1,950)	20,514
Issue of common shares	-	5,182	4,113	5,182
Advance due to an employee	-	75	-	495
Proceeds from long-term debt	-	(3,937)	-	2,345
Repayment of long-term debt	(1,214)	(1,706)	(1,322)	(3,032)
Net cash from (used for) financing activities	(2,822)	(5,254)	841	25,504

Effect of exchange rate changes on cash and cash equivalents	1,397	(201)	2,139	(461)
Net increase in cash and cash equivalents	22	8,741	12,512	1,287
Cash and cash equivalents, beginning of period	60,295	4,008	47,805	11,462
Cash and cash equivalents, end of period	60,317	12,749	60,317	12,749

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	58	1,686	929	2,340
Income taxes paid	7,916	13,772	11,201	30,723

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	May 27,	May 28,	November 26,
	2006	2005	2005
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	60,317	12,749	47,805
Accounts receivable	133,155	123,511	140,053
Income taxes receivable	831	2,866	2,778
Inventories	159,489	165,156	127,316
Prepaid expenses and other	3,188	2,841	1,441
Deferred income taxes	1,683	1,115	1,815
	358,663	308,238	321,208
Investment in a joint ventures	2,323	2,523	2,137
Property, plant and equipment	106,983	101,830	102,794
Goodwill	12,994	12,992	12,994
Deferred income taxes	2,068	-	1,767
Other assets	424	745	683
	483,455	426,328	441,583

LIABILITIES
Current liabilities
Current portion of long-term debt	40,204	53,120	3,078
Fair value of interest rate swap	-	300	-
Bank indebtedness	807	23,478	2,676
Accounts payable and accrued liabilities	110,550	79,707	99,713
Income taxes payable	-	-	998
Deferred income taxes	34	-	338
	151,595	156,605	106,803
Long-term debt	3,568	7,429	41,782
Fair value of interest rate swap	-	-	71
Deferred income taxes	15,913	13,757	15,968
	171,076	177,791	164,624

SHAREHOLDERS' EQUITY
Share capital	38,904	34,791	34,791
Retained earnings	242,569	203,557	221,720
Accumulated other comprehensive income	30,906	10,189	20,448
	312,379	248,537	276,959
	483,455	426,328	441,583